
Sleep Better Foundation
Life is better when you sleep well ™ | La vida es mejor cuando duermes bien
SleepBetterFoundation.com

BIG MARKET

83 million Americans experience acute sleep problems each year.

Acute causes of poor sleep varies widely, including: personal or family tragedy or illness, loss of employment, social, educational or employment pressures, etc.

Symptoms remit and restorative sleep returns within weeks for the majority – three of every four individuals enjoy remission.

The most common solutions are: the onset stressor goes away, simple passing of time, short-term use of a medication or a professional intervention.

However, one in four, over 20 million people, will not experience remission. Rather, they will suffer chronic sleep problems and could benefit from our Coaching.



People Experiencing Poor Sleep in US each Year

(in Millions)



Develop Chronic Poor Sleep
20.7
Acute Sleep Problems Resolve
62.1
Use Sleep Coach
2.0 1
Projected across 5 years

[1] We are projecting 5% market penetration (2 Million people) over a five year period. These are forward-looking projections that cannot be guaranteed.


Welcome to
Sleep Better

Sleep Better Foundation

Life is better when you sleep well | La vida es mejor cuando duermes bien



challenges sleeping



engage our virtual coach



practice new habits



enjoy improvement

We deliver services online via virtual Sleep Coaches to improve sleep habits.

We spend 1/3 of our lives sleeping, one of the most common activities we perform every day, second only to breathing.

Sleep is integral to physiological, emotional and mental stability.

Good sleep is more important now than ever. Sleep is directly related to immunity in terms of the physiological response in our body. Poor sleep can reduce our immune system and increase inflammation in the body, leaving us more vulnerable to viruses or other environmental risks.



Quality sleep empowers your body's natural immune system each night.







A single night of poor sleep significantly elevates your risk of viral infection.



Extended poor sleep robs you of immunological protection. Leaving you helpless.





Virtual Sleep Coaches can deliver all services when & where users need them.

No schedules to coordinate. No waiting for appointments.

Users whose engagement takes longer do not experience higher costs.

Virtual Sleep Coaching engagements maximize efficient operations, easily scale in English- and Hispanic-speaking populations, and maintain substantial profit margins.

Search Engine Optimization (SEO), Direct-to-Consumer online ads, and strategic B2B collaborations will generate users of our services.



Meet Our Leadership Team and Virtual Sleep Coaches



SleepBetterFoundation.com



Virtual Multi-Lingual Sleep Coaching Platform

Online Services

Our virtual Sleep Coaches employ structured activities to train users to adopt helpful habits. Coaches guide users through a customized, personal online experience.

Current fund raising is expected to generate about 18 months of operational runway needed to reach profitability.

The principal company expense post-launch is new customer acquisition cost.

Service Revenue

Maximum cost for participants paying full rate is three $30 payments: Total cost of $90.

Projections assume discounted fees ranging from $10 to $20 per payment for special offers: Total cost of $30 to $60.

The full program will typically take 60 days to complete. Projections assume some attrition with average user engagement ranging from 30 to 45 days.

Service Referrals

Virtual Sleep Coach users may want to supplement our program with additional support.

On request we will refer users to online or live face-to-face consults with trained healthcare professionals.

The company shall neither expect, nor receive, remuneration to coordinate user requested service referrals.



Sleep Coach: Steps to Adopt New Habits

1 Sleep Habits

1 Week
$30

- Select a Virtual Coach
- Collect Baseline Data
- AI - Sleep Education

2 Bedroom Habits

2-4 Weeks
$30

- AI - Assess Habits
- Offer New Habits
- AI - Assess Outcome

3 Cognitive Habits

2-4 Weeks
$30

- AI - Assess Habits
- Offer New Habits
- AI - Assess Outcome

Users engage their virtual Sleep Coach in three steps involving User & Coach tasks.

AI = Artificial Intellegence

Each step costs the same, but Users may vary in time needed to assess and adopt new habits.



GOAL
PROGRESS
MEASURE
ANALYSIS
ASSESSMENT
EVALUATION
RESULT
PLAN
AUDIT

Our financial projections estimate the following market penetration for our services.


Total Number of Sleep Better Members 1
(in Thousands)
900
800
700
600
500
400
300
200
100
0
2020 2021 2022 2023 2024 2025
25,000 50,000 150,000 300,000 600,000 900,000

[1] These are forward-looking projections that cannot be guaranteed.

SleepBetterFoundation.com



Company Annual User & Financial Metrics [1]

(2020 - 2025)

Annual Projections	Number of Users Engaging a Virtual Coach	Average User Weekly Enrollment Payments	Average Length of Enrollment (in weeks)	Annual Revenue	% US Market Share
2020	25,000	$ 5.00	4.0	$ 500,000	0.1%
2021	50,000	$ 7.50	4.1	$ 1,537,500	0.2%
2022	150,000	$ 8.75	4.2	$ 5,512,500	0.7%
2023	300,000	$ 10.00	4.3	$ 12,900,000	1.5%
2024	600,000	$ 10.00	4.4	$ 26,400,000	2.9%
2025	900,000	$ 12.50	4.6	$ 51,750,000	4.4%
	2,025,000				

[1] These are forward-looking projections that cannot be guaranteed.



Sleep Better Membership Enrollment [1]

Annual Revenues by Operating Expenses & Profits (in Millions)



$50
$40
$30
$20
$10
$-
$(10)

	2020	2021	2022	2023	2024	2025
Profits	$(250,000)	$276,750	$1,929,375	$5,805,000	$12,672,00	$26,910,00
Operating	$500,000	$1,260,750	$3,583,125	$7,095,000	$13,728,00	$24,840,00

[1] These are forward-looking projections that cannot be guaranteed.

SleepBetterFoundation.com

Use of Investment Proceeds


$30,000, 9%
$150,000, 43%
$50,000, 14%
$20,000, 6%
$50,000, 14%
$50,000, 14%
Platform Development
User Experience
User Acquisition
General & Accounting
Business Development
Reserve

Benefits of our Capital Raise [1]

- Fully fund engagement of professional actors for voice over of the animated virtual coaches and completion of software release of virtual sessions via encrypted, protected hosting platform capable of serving millions of potential users in the US.
- We anticipate initial product release within the next 6 months.
- Initial release will feature virtual sleep coaches fluent in English and Spanish. Other languages will follow, allowing company to expand service targets to additional countries.
- Funds from the raise will allow the 18 month runway necessary to realize a profitable status for the company.

[1] These are forward-looking projections that cannot be guaranteed.

